

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2025

Darryl E. Dewan
Chief Executive Officer
TSS, Inc.
110 E. Old Settlers Blvd.
Round Rock, Texas 78664

>   **Re: TSS, Inc.**
>   **Registration Statement on From S-3**
>   **Filed January 7, 2025**
>   **File No. 333-284153**

Dear Darryl E. Dewan:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Johnson